Exhibit 99.1

NEWS RELEASE

For Further Information Contact:
Brian Doyle
Nymox Pharmaceutical Corporation
1-800-93NYMOX
www.nymox.com

For Immediate Release:

Nymox Reports Top-Line Results for Localized Prostate Cancer Study

Cancer Progression Reduced in Patients Treated with a Single Injection of NX-1207

HASBROUCK HEIGHTS, NJ (April 30, 2014) Nymox Pharmaceutical Corporation (NASDAQ: NYMX) is pleased to report top-line results from the company's 146 patient NX03-0040 Phase 2 U.S. prostate cancer study. The results from the study indicate an overall benefit in terms of reduced progression in patients with low grade localized (T1c) prostate cancer treated with a single injection of NX-1207 into the area of the prostate where cancer was found. Consistent with earlier clinical trial experience with NX-1207, there were no significant safety issues or side effects associated with the drug in the new study.

In the study, patients given a single targeted injection of NX-1207 had less evidence of cancer progression in the treated area than untreated patients (0.9% vs 6.3%, relative risk 0.15) as determined by Gleason grade. Gleason grade is the standard accepted pathological measure of the degree of malignancy of prostate cancer (higher grade is more malignant). Overall, the number of biopsy cores showing higher grade of malignancy was significantly lower for NX-1207 treated patients compared to controls in the treated area (p=.032), in the treated side of the prostate (p=.004), and in the prostate overall (p=.004). The total volume of more malignant cancer detected in the treated area and throughout the prostate was statistically significantly reduced in the NX-1207 treated patients compared to controls.

PSA decreased from baseline in drug treated patients with high dose (15 mg) declining more than low dose (2.5 mg), while controls were unchanged. In patients with proven prostate cancer PSA is a conventional measure of prostate cancer worsening (increased PSA) or improvement after treatment (decrease). In the small subgroup of patients with increased Gleason grade on repeat biopsy, the mean PSA in NX-1207 treated patients also decreased as compared to controls which was unchanged.

There was also a dose-response trend with high dose (15 mg) treated patients showing better responses than low dose (2.5 mg) treated patients on a variety of parameters.

The primary efficacy endpoint, the percentage of subjects with undetectable prostate cancer (negative biopsy) 45 days post-treatment in the region of the prostate where the baseline cancer was detected, proved to be unable to be assessed because of the high percentage of false negative repeat biopsies in the active surveillance control arm. In the study, an unexpectedly high proportion of enrolled patients had baseline biopsies with only evidence of an extremely small tumor (5% or less of their single positive core biopsy). This included 68.8% of the active surveillance control patients. For 85% of these control patients, the second biopsy was unable to detect the known cancer tumor found by the original baseline biopsy, making meaningful analysis of the percentage of subjects with a negative second biopsy impossible.

The trial enrolled 146 patients with baseline biopsy positive low grade localized prostate cancer who were randomized in a 1:1:1 ratio to low or high dose NX-1207 (n=47; n=46 respectively), or to standard active surveillance (n=48). Active surveillance patients after re-biopsy were also given crossover NX-1207 if they so elected and still met original inclusion/exclusion criteria (n=16). Pre- and post-treatment biopsies were blindly assessed for endpoints (including presence, Gleason grade, and % of tumor(s) in 15 biopsy cores) and pre- and post-treatment serial serum PSA tests were blindly done on all patients. Over 3800 individual biopsy cores were analyzed in the study. Follow-up of trial participants is continuing.

Nymox's CEO Paul Averback MD said "We emphasize that these results are based on a single focal injection of drug, which is a minimal treatment. A multiple injection regimen is expected to further increase efficacy. A major potential advantage of NX-1207 treatment is that the drug can be repeatedly administered in a simple painless procedure with little discomfort to the patient and with minimal side effects or safety issues. Therefore we are optimistic about the possibilities of NX-1207 for low grade prostate cancer. Low grade localized prostate cancer is usually not immediately life threatening but it is nevertheless unfortunately a serious life changing problem for countless men. Currently available treatments - apart from non-treatment and surveillance - can cause debilitating and often permanent side effects which are undesirable. Painless injection(s) of NX-1207 without the significant risks and permanent sexual and other side effects of surgery or radiation has potential benefits for this common clinical problem. Reduced tumor progression in this study suggests that if there is further validation, NX-1207 can potentially become a safe treatment option for men with low grade localized prostate cancer".

The Company intends to advance further development of NX-1207 for low grade prostate cancer. Nymox is actively pursuing potential partnerships with pharmaceutical companies for US and global marketing agreements for this indication.

NX-1207 is in phase 3 development in the US and Europe for benign prostatic hyperplasia (BPH) also referred to as prostate enlargement, a common affliction of middle-aged and elderly men, affecting up to half of men over the age of 50. The Company's European partner for BPH is Recordati S.p.A.

Further clinical and scientific details of the NX03-0040 prostate cancer study will be presented at a later date at medical meetings and in peer-reviewed publications.

A teleconference to discuss the news with management will be held at 2:00 pm on May 1, 2014. The toll-free dial-in number to participate on this call is (877) 261-8992 (U.S. and Canada), confirmation code: 37214654. The toll-free dial-in number for International is (847) 619-6548, confirmation code: 37214654.

More information about Nymox is available at www.nymox.com, email: info@nymox.com, or 800-936-9669.

This press release contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox’s filings with the United States Securities and Exchange Commission and other regulatory authorities.

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